UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 11, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 11, 2013, announcing the resignation of Didier Lamouche.

COMPANY CONFIDENTIAL – UNDER EMBARGO - NOT FOR RELEASE OUTSIDE THE COMPANY BEFORE 8 AM CET ON MARCH 11

PR No. C2707C
STMicroelectronics Announces Resignation of Didier Lamouche

Geneva, March 11, 2013 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronic applications, announced today that Didier Lamouche, Chief Operating Officer, whose operational role was suspended when he took the assignment as President and Chief Executive Officer at ST-Ericsson in December 2011, has decided to resign from the company effective March 31, 2013 to pursue other opportunities.

“Over the past years Didier has brought his strong contribution to ST, initially as the Chief Operating Officer, and then taking the challenging task to lead ST-Ericsson” said Carlo Bozotti, President and CEO of ST. “We thank him for his outstanding contribution and wish him all the best for his future”.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 11, 2013	By:	/s/ Mario Arlati
		Name:	Mario Arlati
		Title:	Executive Vice President and Chief Financial Officer